

June10, 2010

Joseph E. Teichman, Esq.
Lightstone Value Plus Real Estate Investment Trust, Inc.
c/o The Lightstone Group
1985 Cedar Bridge Ave.
Suite 1
Lakewood, NJ 08701

      Re: Lightstone Value Plus Real Estate Investment Trust, Inc.
      Registration Statement on Form S-11
      Filed May 18, 2010
      File No. 333-166930

Dear Mr. Teichman:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have requested confidential treatment of portions of certain material agreements filed with the Commission. Please be advised that comments, if any, to these confidential treatment requests will be forthcoming in a separate letter. If we issue any comments to these confidential treatment requests, we will act upon any request for acceleration of the effective date of the Form S-11 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

2.　　We note that the contribution agreement for which you have requested confidential treatment has been filed as exhibit 10.44 to this filing and as exhibit 10.62 to the Form 10-K for the fiscal year ended December 31, 2009. Please note that if you need to re-file the agreement with the Form 10-K to revise redactions in response to comments on the confidential treatment request, you will also need to re-file the agreement in connection with this filing.

Undertakings, page II-2

3.　　Please include the undertakings required by Item 512(a)(6) and (h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)